02048651

24-4432

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A @

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

BANXCORP
(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

BANXCORP

6 Palmer Avenue, Suite 2
Scarsdale, NY 10583
914-722-1600

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

NORBERT MEHL
Chairman, President and Chief Executive Officer

BanxCorp
6 Palmer Avenue, Suite 2
Scarsdale, NY 10583
914-722-1600

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

FRANK B. BALDWIN, ESQUIRE
2200 Locust Street
Philadelphia, Pennsylvania 19103
215-735-1234

6153	51-0343258
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I---NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's directors are as follows:

Name of Director	Position	Business Address	Residential Address
Norbert Mehl	Chairman of the Board	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Diana Mehl	Director	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Raul G. de Asis	Director	49 East 96th Street New York, NY 10128	49 East 96th Street New York, NY 10128

(b) The issuer's officers are as follows:

Name of Officer	Position	Business Address	Residential Address
Norbert Mehl	President and CEO	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Diana Mehl	CFO and Senior Vice President	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	153 S. Morris Lane Scarsdale, NY 10583
Roy P. Adams	Vice President	6 Palmer Avenue Suite 2 Scarsdale, NY 10583	2225 Strang Avenue Bronx, NY 10466

(c) Not applicable.

(d) Norbert Mehl is the sole owner of record of the issuer's equity securities. See address above.

(e) Norbert Mehl is the beneficial owner of the issuer's equity securities. See address above.

(f) Norbert Mehl is the promoter of the issuer. See address above.

(g) Norbert Mehl, Diana Mehl, Raul G. de Asis and Roy P. Adams are affiliates of the issuer. See addresses above.

(h) Frank B. Baldwin, III, Esquire is counsel to the issuer with respect to the proposed offering. Mr. Baldwin's office address is 2200 Locust Street, Philadelphia, Pennsylvania 19103, and his residence address is 2025 Brandywine Street, Philadelphia, Pennsylvania 19130.

(i) There are no underwriters with respect to the proposed offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered directly by the Company on an ongoing and continuous basis through advertisements in local print and Internet media and will be sold by the Company's own employees. The securities have been registered in Georgia and New York. Registration of the securities is pending in Connecticut, Illinois, Massachusetts, and Pennsylvania. Jurisdictions may be added at a later date. Purchasers in this offering and in any subsequent trading market must be residents of the states where the securities have been registered.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

ITEM 6. Other Present or Proposed Offerings

The issuer is not currently contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Not applicable.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

(a) No publication authorized by Rule 254 was used prior to the filing of this notification.

OFFERING STATEMENT
Item 1. Cover Page

$5,000,000

BanxCorp

Investment Certificates
With Maturities of 3 Months or More from Date of Issue
Issued in Book-Entry Form As
TERM ACCOUNTS

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates) of BanxCorp, a Delaware corporation (the Company). The Company's principal executive offices are located at 6 Palmer Avenue, Suite 2, Scarsdale, New York 10583.

The Certificates are not redeemable, non-negotiable, will be represented by book-entry Term Accounts, and will be issued with no minimum denomination. The Certificates will be offered in maturities of three months or more from the date of issue, with a fixed interest rate depending on the term. The maturity dates of the Certificates may be extended by the Company if the Certificate-holder chooses the Rollover Option, unless the holder thereof requests payment within seven days after the original maturity. Every Certificate rollover will be considered a new Certificate issuance and will count toward the $5,000,000 limit exempted under Regulation A. Interest rates offered on newly issued Certificates will be subject to change from time to time according to market conditions. The interest rate on a Certificate will not change once a Certificate has been issued. See "Securities Being Offered."

The Company is offering the Certificates directly to investors through its own employees on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

The Company is not a bank regulated under any state or federal banking laws and the Certificates are not insured by the Federal Deposit Insurance Corporation or any government entity.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 2. Distribution Spread

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Certificate	No minimum	0%	No minimum
Total	$5,000,000	$0	$5,000,000
Total Minimum	No minimum	$0	No minimum
Total Maximum	$5,000,000	$0	$5,000,000

Offering expenses to be borne by the Company are estimated at approximately $100,000.

There will be no public market for the Certificates. The Certificates will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, federal, or other applicable securities law. The Company reserves the right to withdraw, cancel, or modify the offer hereby at any time and may reject any offer to purchase Certificates in whole or in part.

This Offering Statement may not be used to purchase the Certificates unless accompanied by a pricing supplement setting forth the interest rates then being offered on the Certificates to be posted on the Company's website or sent by mail upon request.

Information on Certificate interest rates and maturities is available on the Company's website at www.banxcorpdirect.com or by calling toll-free 800-765-3000.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is June 24, 2002.

TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Certificates are not being offered in any jurisdiction where the offer is not permitted.

SUMMARY OF THE OFFERING

The summary below highlights selected information about the Offering. It does not contain all of the information an investor may require to consider making an investment decision. The entire Offering Statement should be read carefully.

Investment Certificates With Maturities of 3 Months or More from Date of Issue *Issued in Book-Entry Form As* **TERM ACCOUNTS**	
Issuer	BanxCorp
Principal Executive Offices	6 Palmer Avenue, Suite 2, Scarsdale, NY 10583
Telephone Number	800-765-3000
Website	www.banxcorpdirect.com
E-mail address	info@banxcorpdirect.com
Minimum Investment	No minimum.
Fees	None.
Maturity	3 months or more from date of issue
Investment Options	By check or by ACH electronic check, together with a completed account application submitted by mail or online.
Interest Rate	Interest rates offered on newly issued Certificates will be subject to change from time to time according to market conditions. The interest rate on a Certificate will not change once a Certificate has been issued.
Interest Payment	Each Certificate will begin to accrue interest from the date it is originally issued and will bear interest at a fixed rate as set forth in the applicable pricing supplement. Interest on the Certificates will be paid at maturity and will be computed on the basis of a 360-day year of twelve 30-day months.
Redemption	Not redeemable at the option of the holder or the Company before maturity.
Form of Issuance	Book-entry account and non-negotiable.
Confirmation of Purchase	Each time a Certificate is purchased, a confirmation of that purchase will be mailed or e-mailed to the holder setting forth

	the terms of purchase.
Monthly Statements	Not available.
Debt Status	Unsecured debt obligations subordinate to all Senior Debt of the Company.
Tax Status	A U.S. Holder will be required to report as income for U.S. federal income tax purposes interest earned on a Certificate in accordance with the U.S. Holder's method of tax accounting.

Item 3. Risk Factors

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including the following:

No Previous Experience In Business Lending

The Company has not previously offered small business loans and lines of credit and may not be successful in overcoming the risks of developing and operating such a business. Most of the proceeds from this offering, except for offering expenses, will be used in offering loans and lines of credit to small businesses and any default on these loans and lines of will affect the Company's ability to repay the Certificates.

No Public Market for the Certificates

The Certificates are a new issue of securities for which there is no public trading market. The Company does not anticipate that a public market for the Certificates will develop in the foreseeable future. Any investment in the Certificates will be highly illiquid and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market. Unless otherwise provided in the applicable pricing supplement, the Company will not revise its Certificate ownership records to reflect transfers, assignments, or pledges of the Certificates. This may limit the investor's ability to transfer, assign, or pledge a Certificate.

Absence of Insurance and Regulation

The Company is not subject to state or federal statutes or regulations applicable to banks and savings and loan associations with regard to deposit insurance, the maintenance of reserves, or the quality or condition of its assets. The Certificates offered by the Company are not certificates of deposit ("CDs"). Payment of principal and interest on the Certificates is not guaranteed by any governmental or private insurance fund or any other entity.

Factors Affecting the Company's Liquidity And Ability To Repay Certificates

The Company's revenues from operations, including any future securitization or sale of assets, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal and interest at maturity. The Company may not be able to repay the face amount of the Certificates, plus any accrued interest, at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Certificate, then such holder could lose all or a substantial portion of such holder's investment in the Certificates. The timing of maturities of the Company's loan portfolio is expected to be somewhat predictable and subject to a certain degree of control at the time loan approvals are made. However, net inflows and outflows of funds resulting from Certificate sales and maturities are less predictable and are not subject to the same degree of control. See "Description of Business – Small Business Loans and Lines of Credit."

Potential Effects of Changes in Interest Rates and Maturity Gap

The operations of the Company will be substantially dependent on its net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest paid on its interest-bearing liabilities. The Company's earnings may be affected by changes in market interest rates beyond its control. If the Company's interest-earning assets have longer effective maturities than its interest-bearing liabilities, the yield on the Company's interest-earning assets generally will adjust more slowly than the cost of its interest-bearing liabilities and, as a result, the Company's net interest income generally would be adversely affected by material and prolonged increases in interest rates and positively affected by comparable declines in interest rates. The Company's assets may be negatively gapped, which means that the dollar amount of interest-bearing liabilities, which reprice within specific time periods, either through maturity or rate adjustment, exceeds the dollar amount of interest-earning assets which reprice within such time periods. As a result, the net interest income of the Company would be negatively impacted by increases in interest rates. In addition to affecting interest income and expense, changes in interest rates also can affect the value of the Company's interest-earning assets, which may be comprised of fixed and adjustable-rate instruments, and the ability to realize gains from the sale of such assets. Generally, the value of fixed-rate instruments fluctuates inversely with changes in interest rates.

Lack of Security And Subordination of Debt Represented by Certificates

The Certificates are not secured by the assets of the Company. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future Senior Debt. Senior Debt can be incurred even after the offering of the Certificates. See "Securities Being Offered – Subordination," "Use of Proceeds," "Capitalization," and "Financial Statements" herein. As of March 31, 2002, the Company had Senior Debt outstanding in the amount of $123,242. There is no limit on the amount of Senior Debt that the Company may incur. As a result of the subordinate status of the Certificates, all present and future Senior Debt of the Company has a right to be paid prior to the repayment by the Company of the Certificates. Therefore, in the event of a default in payment of the Senior Debt, payment of principal and interest on the Certificates will be prohibited until that default is cured. Moreover, in the event of the insolvency or liquidation of the Company, the Company's assets available to make payments of interest or principal on the Certificates will be only those of its assets remaining after payment of all of the Company's Senior Debt. The holders of the Certificates may not be repaid in the event of any liquidation, insolvency, or other similar event involving the Company. Any available funds (after all of the Company's Senior Debt has been repaid) will be pro rated among all the holders of the Certificates (regardless of a Certificate's maturity or interest rate).

Absence of Sinking Fund or Trust Indenture

The Certificates are unsecured obligations of the Company and no sinking fund or trust indenture exists for the benefit of Certificate-holders. (A sinking fund is made up of contributions on a regular basis to a separate account to repay the Certificates. A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders).

Terms of Final Certificate May Vary from Terms Requested

Because the Company will change the interest rates and maturities of the Certificates being offered from time to time, it is possible that by the time an application and payment for a Certificate is received, different interest rates and/or maturities may be in effect for the Certificates and the terms of a Certificate purchased may be different from those anticipated by the investor. In this event, the investor will have the right to cancel the purchase within 5 days from the date the Certificate is issued. See "Confirmation of Purchase."

No Escrow of Funds

An escrow account will not be established for the proceeds of the Offering because the Company expects to invest such funds for its business purposes as they are received. Therefore, as the Company receives proceeds from the Offering, they will automatically be available for use by the Company.

Prior Auditor

The financial statements of the Company as of December 31, 2000 and 1999, and for the years ended December 31, 2000 and 1999, were audited by other auditors, whose report, dated July 31, 2001 was in compliance with applicable licensing requirements of the State of Delaware, where the Company is incorporated, but not with the State of New York's licensing requirements were the Company is currently located.

Credit Risks

The Company intends to offer small business loans and lines of credit using automated credit scoring tools. Loans and lines of credit will be offered to small businesses that have a preference for shorter applications and expedited credit approvals, although the loans and lines of credit may carry higher interest rates than those available through traditional full service, local banking relationships. The U.S. Small Business Administration (SBA) will not guarantee the Company's loans and lines of credit. To the extent that the Company's loans and lines of credit may be of a riskier nature than loans and lines of credit offered by traditional sources of business financing, holders of the Certificates may be at greater risk. Furthermore, while the owners or principals of the businesses applying for loans and lines of credit from the Company will be required to sign personal guarantees, the loans and lines of credit will not be secured by any property of the borrowers or by that of any other party. The borrowers to whom the Company will lend funds may not be able to repay their loans, lines of credit, or the interest due and, as a result, the ability of the Company to repay the principal of or interest on the Certificates in a timely manner may be materially and adversely affected.

Dependence on Borrowed Funds and Additional Equity Capital

The Company's proposed small business lending operations require additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings or additional equity capital. Since there is no minimum offering amount and the Certificates are not being sold by through a "firm commitment" underwriting, the Company cannot predict how much money it will raise through this Offering. Failure to sell at least $1,000,000 of Certificates will significantly decrease the Company's ability to engage in small business lending. At present, there is no commitment by any person or entity to provide additional equity funding for the Company. The Company intends to maintain its existing term loans with The Bank of New

York and JP Morgan Chase, each in the amount of $50,000, and $155,000 in lines of credit in the aggregate with various financial institutions, including JP Morgan Chase, The Bank of New York, Citibank, and Textron Financial, and to borrow funds under such lines as necessary to conduct its operations. There can be no assurance, however, that the Company will be able to maintain or increase its loans and lines of credit or, if necessary, replace its lines of credit, which expire annually. Lack of adequate bank loans or lines of credit may adversely affect the Company's business prospects.

High Level Of Competition

The businesses of the Company are highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market share than the Company. See "Description of Business – Competition."

Macroeconomic Factors

Macroeconomic risk factors beyond the Company's control, such as the general state of the economy and financial markets, credit availability, political and sovereign risk, increasing number of personal bankruptcies and business failures, and changes in federal, state, and local tax laws, could materially and adversely affect the Company's business. These factors may reduce the availability or increase the cost of operating funds needed by the Company (whether obtained through borrowings, future securities sales, or otherwise) by reducing the Company's ability to offer small business loans and lines of credit, and making it more difficult for the Company to collect its accounts receivable. This may cause the Company to experience greater credit losses and/or higher operating costs than anticipated.

Company And Industry Event Risks

Events that adversely affect an entire industry can have an adverse effect on the Company and the ability to repay the Certificates. Business cycle volatility, mismanagement, changes in management, failure to anticipate shifts in the Company's markets, rising operating costs, regulation, and excessive leverage may lead to default.

Item 4. Plan Of Distribution

The Company will sell the Certificates directly, without an underwriter or selling agent, and the securities will be sold by the following employees of the Company who, under Rule 3a4-1(a) of the Securities Exchange Act of 1934, are deemed not to be brokers: Norbert Mehl, Diana Mehl, Roy P. Adams, Martina Janeckova, Jacob Dolman, and Giuseppe Cristofaro. See "Directors, Executive Officers, And Significant Employees."

In accordance with the provisions of Rule 3a4-1(a)2, employees who sell the Certificates will not be compensated by commission or other remuneration based either directly or indirectly on the sale of the Certificates. In accordance with Rule 3a4-1(a)3, the employees will not be associated with any broker or dealer. In accordance with Rule 3a4-1(a)4(iii), the employees will limit their activities so that they communicate to potential purchasers through written communication that is approved by an officer or director of the Company. The employees will not engage in oral solicitations of potential purchasers. Furthermore, in responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser, the employees will limit their responses to information contained in this Offering Statement. The employees may also perform ministerial and clerical work involved in effecting any purchase of the Certificates.

Upon qualification of the Offering Statement and pursuant to Rule 251(d)(1)(ii)(c) of the Securities Act of 1933, advertisements of the Certificates stating how the Offering Statement may be obtained will be published in local print and Internet media. After a prospective Certificate-holder is furnished with the Offering Statement through his or her preferred means of delivery, the purchase may be made by check, by automated clearing house (ACH) electronic check, or by such other means as the Company shall from time to time determine, together with a signed and completed application submitted by mail or online at the Company's website at www.banxcorpdirect.com. The foregoing hyperlink will be the only hyperlink embedded within the Offering Statement or any other document required to be filed or delivered under federal securities laws and is embedded to facilitate the purchase of the Certificates online. The Company's website at www.banxcorpdirect.com will not be integrated with its other websites, but will be accessible through hyperlinks available at these other websites. See "Securities Being Offered – How To Purchase Certificates."

Each time a Certificate is purchased, a confirmation of that purchase will be mailed or e-mailed to the Certificate-holder setting forth the terms of purchase. The application will request the prospective Certificate-holder's consent to receive information through the Internet and will advise the Certificate-holder of his or her right to revoke consent at any time and receive information in paper format. If that consent is not given or is later revoked, then information will be delivered to the Certificate-holder in paper format via standard mail. A paper copy of information previously delivered electronically will be delivered whenever a Certificate-holder so requests, even when the Certificate-holder revoked consent after electronic delivery or there has been no revocation at all. The Offering Statement will be furnished to prospective Certificate-holders at least 48 hours prior to the delivery of the confirmation of purchase. It will be delivered with the confirmation of purchase, unless it has been delivered to that person at an earlier time. Sixty days before the maturity of a Certificate, the Company will furnish to the Certificate-holder an updated Offering Statement along with a notice that will allow the Certificate-holder to change his or her rollover election. See "Securities Being Offered – Confirmation Of Purchase and Payment or Rollover At Maturity."

The Company may distribute the Certificates in one or more transactions: (1) at a fixed rate or rates, which may be changed; (2) at rates prevailing at the time of sale; (3) at rates related to the prevailing rates; or (4) at negotiated rates.

The Certificates will be offered promptly upon qualification and on an ongoing and continuous basis for a period in excess of 30 days by the Company under Rule 415(a)(1)(ix) of Regulation C of the Securities Act of 1933, with no minimum amount to be sold. Therefore, there is no arrangement for the return of funds to subscribers if all of the Certificates to be offered are not sold. The Offering will end the earlier of the sale of all Certificates offered hereby or two years from the effective date of the Offering.

The Company does not presently intend to make offers or sales within six months after the completion of the Offering.

Item 5. Use Of Proceeds

If the maximum dollar amount of Certificates is sold, the proceeds from this Offering will be used as follows:

	Amount	Percentage
Total Proceeds	$5,000,000	100.00%
Less: Offering Expenses		
Commissions & Finders Fees	0	0.00%
Legal & Accounting	30,000	0.60%
Printing & Advertising	220,000	4.40%
Net Proceeds from Offering	4,750,000	95.00%
Use of Net Proceeds		
Liquidity Reserve	500,000	10.53%
General Corporate Funds	250,000	5.26%
Small Business Loans and Lines of Credit	4,000,000	84.21%
Total Use of Net Proceeds	$4,750,000	100.00%

If less than the maximum dollar amount of Certificates is sold, the uses of funds shown above will be reduced proportionately, except the legal and accounting fees, which are being advanced by the Company and will be reimbursed to the Company out of the initial proceeds of the sale of Certificates. The Company does not intend to use a material part of the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Certificates. The Company may temporarily invest proceeds in readily marketable securities before it disburses funds for financing of current operations or to offer small business loans and lines of credit.

Liquidity

The Company will maintain a liquidity reserve of 10% of the total proceeds from the sale of the Certificates for principal repayment and interest payments of Certificates, regardless of the amount of Certificates sold. Liquidity reserve funds will be held in cash and assets which are readily marketable, which can be pledged, or which will mature in the near future. Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of the Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by selling Certificates.

Capitalization

The following table sets forth the capitalization of the Company as of its most recent fiscal quarter:

	Amount Outstanding As of 3/31/02
Debt:	
Short-term debt (average interest rate 6.23%)	$ 53,834
Long-term debt (average interest rate 5.86%)	69,408
Total debt	123,242
Stockholders equity:	
Common stock - par value	78,287
Additional paid-in capital	617,213
Retained earnings	(73,057)
Total stockholders equity	622,443
Total Capitalization	$745,865

The Company expects to engage periodically in additional private or public financings of a character and amount as determined by the Company in the future and as the need arises. After its initial Offering, the Company intends to have lines of credit in place to fund new loans and lines of credit, as well as to explore other avenues of raising capital which may then be available to it under applicable state and federal securities laws. The Company also intends to monitor its level of outstanding loans and lines of credit so that they will not exceed the capital available to the Company to fund new loans and lines of credit.

Item 6. Description of Business

The Company operates a nationwide financial services marketplace under its registered service mark BanxQuote for financial institutions, consumers, and businesses through a portfolio of web-based finance channels, including a money and banking center, a personal finance center, an online finance center, an insurance and annuities center, and a business finance center.

In the following discussion, statements which are not purely historical facts, including statements about the Company's estimates, expectations, beliefs, intentions, or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations. Factors that could cause these differences include, but are not limited to, the matters discussed above under "Risk Factors."

Company History

The Company was originally incorporated in the state of New York under the name MasterFund Inc. in 1984. The Company was reorganized as a Delaware corporation under the name BanxQuote Inc. in 1990, and subsequently changed its name to Banx.com Inc. in 2000, and to BanxCorp in 2001. During its early years, the Company served primarily as a deposit broker in the bank certificate of deposit market. In October 1985, the Company began a business relationship with the print edition of The Wall Street Journal by providing its weekly BanxQuote table with competitive deposit rates from banks and thrifts nationwide, as well as benchmark indices with weekly market trends.

From 1995 to 1997, the Company accelerated the development of its electronic delivery systems. As a result, the Company expanded its distribution agreements with professional capital market monitors including Bloomberg, Reuters, Dow Jones Telerate, and Knight-Ridder. The Company gradually expanded the range of its product offerings to include various mortgage and consumer loan rates from financial institutions throughout the United States.

In 1996, the Company launched a co-branded BanxQuote Banking Center in partnership with The Wall Street Journal Interactive Edition. Since that time, the Company has entered into similar syndication partnerships with other news organizations.

Financial Services Marketplace

The Company is an aggregator and distributor of rate quotes and market data for certificates of deposit, money market accounts, mortgages, home equity loans, auto loans, credit cards, personal loans, and government and corporate securities. Its services are available through proprietary websites and through a syndicate of co-branding partnerships with news and financial organizations. The Company's websites have generated, on average, two million user sessions per year since 1996, offering investors and borrowers the ability to compare and obtain certificates of deposit, loans, and related banking services. Participating financial service providers pay fees to the Company for the right to provide rate quotes at its BanxQuote marketplace, along with a link to their websites, which enables them to generate new accounts and financial transactions. The Company solicits prospective financial service providers through its in-house telemarketing staff. The Company also licenses its data and proprietary financial applications to third parties on a contractual basis.

The BanxQuote money and banking center provides participating FDIC-insured banks and thrifts the ability to quote their current rates, along with a link to their website, so that users can apply online or by telephone for certificates of deposit and money market accounts directly with these financial institutions.

The BanxQuote personal finance center provides participating lenders and brokers the ability to quote their current rates, along with a link to their website, so that users can apply online for mortgages, home equity loans, auto loans, credit cards, and personal loans directly with these lenders and brokers.

The BanxQuote online finance center allows participating financial service providers the ability to feature online banking products and services, along with a link to their website, so that users can apply online for no-fee or low-fee online checking and savings accounts, online bill payment and presentment, online securities trading, and electronic funds transfer services.

The BanxQuote insurance and annuities center allows participating financial service providers the ability to feature their insurance and annuity products, along with a link to their website, so that users can apply online for auto insurance, home insurance, annuities, life insurance, and health insurance directly with these financial service providers.

Small Business Loans And Lines Of Credit

The BanxQuote business finance center provides participating brokers and lenders the ability to feature their business lending products and services, along with a link to their website, so that users can apply online or by telephone for small business loans and lines of credit directly with these brokers and lenders. In order to expand the revenues generated by its business finance center, the Company will offer small business loans and lines of credit that are exempt from licensing requirements. The Company will place its own link in its BanxQuote business finance center alongside other participating financial service providers.

The Company will accept loan applications submitted online, by telephone, by mail or in person, and will approve or deny such loan applications using credit-scoring technology. Credit scoring is a statistically based means of underwriting that assigns a single quantitative measure, or score, to a potential borrower, representing the expected repayment performance of a loan. It substantially decreases the time, human input, and cost of reviewing applications by eliminating the need for face-to-face contact and character assessment, enabling the Company to offer small business loans and lines of credit with reduced documentation requirements in locations where it has no physical presence through direct marketing, the Internet, and pre-approved applications delivered by standard mail and e-mail.

The Company will determine the applicants' creditworthiness and ability to make interest and principal payment by using a Fair, Isaac and Company (FICO) credit-scoring tool, which is standard practice in the industry. Based on empirical analysis, FICO scores augment credit report data on the owner or principal of the small business with basic information obtained from a loan application and a business credit bureau. The FICO small business credit scoring system does not require financial statements. Since in most cases the financial wherewithal and decision making of the small business extend from the owner of the firm, the willingness and ability of the business owner to repay personal borrowings are assumed to correlate with the ability and willingness of the firm controlled and managed by the owner to repay its loans and lines of credit. The Company will require applicants' principals to provide personal guarantees.

The Company will primarily target prospective small business borrowers with less than 20 employees and $2.5 million in annual sales. According to the SBA, there are approximately 25 million small businesses in the United States, representing 99.7% of all employers. According to the U.S. Census Bureau, over 90% of the total number of firms in the United States have less than 20 employees with annual sales of less than $2.5 million. The Company's prospective borrowers may have access to conventional bank credit but may have a preference for shorter applications and expedited credit approvals.

The Company will require a single-page application for its loans and lines of credit and will offer approvals (or denials, as the case may be) within 24 hours or less. Annual interest rates on the loans and lines of credit will generally range from 10% to 16%, and loan amounts and lines of credit will range from $10,000 to $100,000, depending on the applicants' location and credit scores. Loan terms will range from one to five years and the principal amount on the loans will be amortized over the term of the loans. Outstanding balances and interest on the lines of credit will be payable and amortized within one year. The Company will issue long-term Certificates to fund long-term loans and short-term Certificates to fund short-term loans and lines of credit. Loans and lines of credit will not be SBA-guaranteed. The Company has completed the development of a proprietary computerized loan administration system that will track the balances and payment histories of borrowers. Due to the automated nature of the small business lending operation, the Company envisions no need for greater resources and no material increase in operating expenses, although the Company's ability to offer small business loans and lines of credit is subject to having excess liquidity and capital resources and proceeds from this Offering in excess of $1,000,000. See "Use of Proceeds."

The milestones of the Company's proposed small business lending operation and timeline indicating the number of months after receipt of proceeds when should be accomplished are as follows:

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Timeline**
Lending system and tool integration.	The Company will purchase the FICO credit-scoring tool and integrate it with its proprietary computerized loan administration system.	1 month.
Origination of small business loans and lines of credit.	Subject to receiving proceeds from this Offering in excess of $1,00,000, the Company will solicit qualified prospective borrowers through direct marketing and advertise in its BanxQuote business finance center website alongside other participating financial service providers. Loan and line of credit applications will be accepted online, by telephone, by mail or in person.	2 months.
Loan portfolio of $4 million.	As it completes the sale of Certificates and it accelerates its direct marketing campaign, the Company expects to grow its loan portfolio to $4 million as contemplated herein.	12 months.

The Company has not previously offered small business loans and lines of credit and may not be successful in overcoming the risks of developing and operating such a business. See "Risk Factors."

Employees

The Company has 7 full-time employees. None of the Company's employees are subject to collective bargaining agreements and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees.

Competition

The Company's business is highly competitive. Many media companies, such as Quicken, Informa, and Bankrate, and financial services companies, such as GE Capital, Ford Financial, Advanta, and American Express, are engaged in the same lines of business as the Company, including the business of offering small business loans and lines of credit in which the Company intends to engage. The competition includes small banks and enterprises as well as national banks and corporations, many of which are substantially larger and have access to greater resources (including, without limitation, financial, marketing and administrative resources) than the Company. Small community banks in particular have traditionally exhibited a heavy concentration of small business loans and lines of credit emphasizing personal service and relationships. The growing credit scoring approach could also increase the number of competitors for small business borrowers by making it more feasible to sell pools of small business loans to investors through securitization. Institutional and individual investors may seek to fund small business loans if they can buy interests in securitized pools of homogenous small business loans with predictable cash flows. The market structure of small business lenders in the future may resemble the current credit card market because of the growing similarities in the production of the two types of loans. This transition would involve significant consolidation of small business lending. Additionally, many of the Company's larger competitors have corporate names or product brands that are considerably better known than the Company's. See "Risk Factors."

Intellectual Property

All of the Company's products and source codes are protected by copyright. All of the Company's employees have signed confidentiality agreements and have agreed not to divulge to any third party any of the Company's confidential or proprietary information, such as collected market data, operating standards and procedures, marketing plans, or customer files and data. Under these confidentiality agreements, all of the company's employees are bound to abide by the Company's security and privacy policies and have expressly assigned to the Company the rights to its intellectual property. The Company intends to require all of its future employees and directors to sign such confidentiality agreements. The Company currently is not a party to any significant license agreement that is not otherwise part of its normal course of business of providing financial information. The Company owns the following trademarks and service marks: BanxQuote, Banx.com, Banx.Net, and BanxBid. The Company also owns numerous Internet domain names, including the following: banxcorp.com, banxquote.com, banx.com, banxbid.com, banx.net, and certain variations and derivatives thereof.

Software Development Expenditures

The Company spent approximately $527,443 in company-sponsored software development during the last fiscal year and $118,358 during the last fiscal quarter, which represented approximately 51.41% and 57.69% of revenues, respectively. The Company expects to spend a similar percentage of revenues this fiscal year. See Part F/S, Financial Statements, "Note (3) Computer Software Costs." There have been no research expenses during the last fiscal year and last fiscal quarter.

Regulation

The Company's small business lending activities must adhere to various state and federal laws affecting non-bank financial institutions, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, and the Fair Credit Reporting Act. The Company must also adhere to the usury laws in the jurisdictions in which it will offer small business loans and lines of credit.

Legal Proceedings

No material legal proceedings are pending by or against the Company and, to the knowledge of the Company, none are contemplated against the Company.

Item 7. Description of Property

The Company maintains its main office at 6 Palmer Avenue, Suite 2, Scarsdale, New York at a monthly rent of $1,823.00 under a lease agreement expiring on October 31, 2004. The capacity and condition of the Company's current office space is sufficient for its current and proposed business activities, although the Company may seek to lease or acquire space in another location. None of the Company's current lease contracts are with an affiliated party.

Item 8. Directors, Executive Officers, And Significant Employees

The directors, executive officers and significant employees of the Company are as follows:

Name	Age	Position
Norbert Mehl	50	Chairman, Chief Executive Officer and President, Director
Diana Mehl	39	Chief Financial Officer, Senior Vice President of Research & Development, Secretary/Treasurer, Director
Raul G. de Asis	50	Director
Roy P. Adams	23	Vice President of Information Services
Abu A. Thomas	27	Chief Technology Officer
Martina Janeckova	26	Relationship Manager
Jacob Dolman	25	Relationship Manager
Giuseppe Cristofaro	22	Relationship Manager

As provided under the Company's Bylaws, the Company's Directors were elected at the annual meeting of stockholders and shall hold office until his or her successor is elected and qualified. The Board of Directors at its first meeting chose Norbert Mehl as Chairman of the Board, President, and Chief Executive Officer, and Diana Mehl as Chief Financial Officer, Senior Vice President, and Secretary/Treasurer. The officers of the Corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. See Exhibit E-1: "Bylaws." Roy P. Adams, Abu A. Thomas, Martina Janeckova, Jacob Dolman, and Giuseppe Cristofaro were hired and selected for their respective positions by the Company's Chief Executive Officer, pursuant to an "at will" employment arrangement.

Norbert Mehl is the Company's founder, Chairman, President, CEO and Director, and has served in these capacities since the Company's inception in 1984. Mr. Mehl is the Company's chief strategist and spokesperson, and has been regularly interviewed as a banking and money markets expert by leading financial media. Prior to starting the Company, Mr. Mehl was the representative of the World Trade Centers Association in Argentina and a member of its International Research & Development Committee, in which capacity he participated in numerous international trade conferences. Earlier in his professional business career, he was the Managing Partner of an engineering and construction company specializing in government contracts. He holds an M.B.A. degree from the University of Buenos Aires.

Diana Mehl is the Company's Chief Financial Officer, a Senior Vice President of Research & Development, Secretary/Treasurer and Director of the Company and has served in these capacities since 1989. Mrs. Mehl is responsible for the development of the Company's new products and technologies. In addition, she is responsible for monitoring and conducting internal reviews of the Company's mission-critical market data and transactional systems. She is also in charge of managing the Company's proprietary database input system and monitoring the traffic at the Company's websites. Prior to joining the Company, Mrs. Mehl was an Assistant Treasurer in the Corporate Trust Department of the Bankers Trust Company of New York. She holds an A.B. in Political Science from Barnard College and an M.B.A. degree from the Columbia University Graduate School of Business. Mrs. Mehl is the wife of Norbert Mehl.

Raul G. de Asis is a Director of the Company and has served in this capacity since July 2001. Most recently, Mr. de Asis was the Senior Vice President, General Manager, and Area Head of the North American Region for the Philippine National Bank, since 1997. He previously served as the Chief Financial Officer and Treasurer of Safra National Bank of New York, chairing the $2 billion bank's Asset-Liability Committee. Before this appointment, Mr. de Asis served in various executive roles at Republic National Bank of New York, an international banking institution with assets over $40 billion, functioning as a Bankers' Acceptances trader, a Eurobond trader, and as the assistant vice president of the Treasury Department Money Desk, where he managed the bank's Federal Funds positions. Mr. de Asis holds an M.B.A. degree from the Columbia University Graduate School of Business.

Roy P. Adams is the Vice President of Information Services of the Company and has served in this capacity since June 2000. He is responsible for managing the Company's various information technology projects. Mr. Adams coordinates the integration of new technologies developed by the Company with its existing systems for use by the Company's customers and staff. Mr. Adams also assists senior management in matters related to corporate development and strategic planning. In 1999, he served as the National Account Executive of the Company's BanxQuote marketplace. Prior to joining the Company, Mr. Adams held internships with the Refco Group and Bank of Tokyo-Mitsubishi Trust. Mr. Adams holds a B.A. in Economics from Yale University and is a Yale Club of New York City Scholar.

Abu A. Thomas is the Chief Technology Officer at the Company and has served in this capacity since March 2000. He is responsible for designing, developing, analyzing, and implementing the Company's various websites and technologies and is in charge of data protection, disaster recovery programs, relational database hosting, database security, and database administration. Prior to joining the Company, Mr. Thomas was a Web Developer and a Programmer Analyst at PanAmSat, where his responsibilities included developing software applications and supporting the financial systems database. Mr. Thomas holds a B.S. in Electronics Engineering from the University of Kerala in India and an M.S. in Computer Science from the University of Bridgeport.

Martina Janeckova is a Relationship Manager at the Company and has served in this capacity since November 2001. She serves as a liaison with the Company's customers and is responsible for monitoring the accuracy of the information reported in the BanxQuote marketplace. Prior to joining the Company, Ms. Janeckova was an Analyst at Pilot Financial where she reviewed financial statements for investment purposes. She holds a Master's degree in Economics from the VSB Technical University in the Czech Republic and a B.S. in Social Science from the State University of New York at Purchase.

Jacob Dolman is a Relationship Manager at the Company and has served in this capacity since December 2001. He serves as a liaison with the Company's customers and is responsible for monitoring the accuracy of the information reported in the BanxQuote marketplace. Prior to joining the Company, Mr. Dolman was a Marketing Coordinator at 3M Nederland B.V. where he worked with a sales force to execute new marketing strategies. He holds a Master's degree in International Business from the University of Maastricht in the Netherlands.

Giuseppe Cristofaro is a Relationship Manager at the Company and has served in this capacity since of June 2002. He serves as a liaison with the Company's customers and is responsible for monitoring the accuracy of the information reported in the BanxQuote marketplace. Prior to joining the Company, Mr. Cristofaro was a Research Analyst with The Journal of Commerce Group, an Economic Research Assistant at Yale University and a Data Entry Assistant at Morgan Stanley Dean Witter. He holds a B.A. degree in Economics from Yale University.

Item 9. Remuneration Of Directors And Officers

Summary Compensation Table. The following table sets forth, for the last fiscal year, the aggregate annual compensation paid or accrued for the Company's 3 highest paid persons who are officers or directors, individually and as a group.

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate Remuneration
Norbert Mehl	President & CEO	$402,620
Diana Mehl	CFO, SVP of Research &	$86,917

	Development	
Roy P. Adams	VP of Information Services	$100,087
Executive Officers as a Group (3)	Salary and bonus	$629,585

The Company does not currently have an ongoing remuneration plan, performance formula or contractual payment arrangement to be made in the future with the individuals or group specified in the table above. Performance-based bonuses, incentive compensation arrangements and salary increases or reductions are generally based on the Company's overall revenue growth and profitability.

Item 10. Security Ownership Of Management And Certain Shareholders

The following table sets forth the amount and percent of shares of Common Stock that, as of March 31, 2002, are deemed under the rules of the Securities and Exchange Commission (the "Commission") to be "beneficially owned" by each member of the Board of Directors of the Company, by each executive officer of the Company named in the Summary Compensation Table, by all directors and executive officers of the Company as a group, and by any person or "group" (as that term is used in the Securities Exchange Act of 1934, as amended) known to the Company as of that date to be a "beneficial owner" of more than 5% of the outstanding shares of Common Stock.

Class of Shares	Name of Beneficial Owner	Number of Shares Owned	Percentage of Class
Common	Norbert Mehl	1,500	100%
Common	All current Executive Officers and Directors as a Group	1,500	100%

The shares held by Mr. Mehl constitute all of the authorized shares of Common Stock of the Company.

Item 11. Interest Of Management And Others In Certain Transactions

Not applicable.

Item 12. Securities Being Offered

The Certificates

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates). The Certificates will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, with no minimum denomination, and will be subordinated to all Senior Debt (as defined in the Glossary below) of the Company. There are no provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets in relation to the issuance of Certificates. The Company may incur additional debt and issue additional securities as desired, although not presently contemplated, but will not withdraw cash deposited against such issuance. The Company reserves the right to withdraw, cancel, or modify the offer of securities at any time and may reject any offer to purchase Certificates in whole or in part.

This Offering Statement may not be used to purchase the Certificates unless accompanied by a pricing supplement setting forth the maturities and interest rates then being offered on the Certificates. "Business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Book-Entry Debt Securities

The Company will normally issue the Certificates in book-entry form only. This means that actual definitive Certificates will not be sent to the Certificate-holders. The Certificates will be represented by book-entry Term Accounts in which the Company will maintain a record of each Certificate-holder's beneficial ownership interest. The Company is entitled to treat the Certificate-holder shown on its records as the owner of the Certificate for all purposes. Certificates may be issued in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common, or as tenants by the entireties, and payment of principal and interest on any Certificates so issued will be made to the person or persons entitled to receive such payment as their interests may appear.

How To Purchase Certificates

After a prospective Certificate-holder is furnished with the Offering Statement through his or her preferred means of delivery, the purchase of Certificates may be made by check, by automated clearing house (ACH) electronic check, or by such other means as the Company shall from time to time determine, together with a completed application.

Investments By Check

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorpdirect.com and by sending a check to BanxCorp, 6 Palmer Avenue, Suite 2, Scarsdale, NY 10583. Checks must be payable to "BanxCorp". If the completed application and check are received by the Company in proper form before 3:00 p.m. New York City time on any business day, the Certificate will be issued to the applicant on and will be dated the next business day. If the completed application and check in proper form are received by the Company after 3:00 p.m. New York City time on a business day or on a non-business day, the Certificate will be issued to the applicant on and will be dated the second business day following the day of receipt. Checks are accepted subject to collection at full face value in U.S. funds and must be drawn on a bank located in the United States. Interest will begin to accrue on the applicant's Certificate the day it is issued. The Company will not be responsible for delays in the banking system.

Investments By ACH Electronic Check

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorpdirect.com and by instructing the Company to withdraw a specified amount of funds from the applicant's pre-designated bank. The applicant must provide the Company with the bank routing number and the account number of the applicant's bank account. If both the completed application and ACH funds transfer are received by the Company in proper form before 3:00 p.m. New York City time on any business day, the Certificate will be issued to the applicant on and will be dated that business day. If both the completed application and ACH funds transfer in proper form are received by the Company after 3:00 p.m. New York City time on a business day or on a non-business day, the Certificate will be issued to the applicant on and will be dated the next business day following the day of receipt. ACH funds transfers are accepted subject to collection at full face value in U.S. funds and must be drawn on a bank located in the United States. Interest will begin to accrue on the applicant's Certificate the day it is issued. The Company will not be responsible for delays in the banking or ACH systems or the authenticity of ACH funds transfer instructions.

Confirmation Of Purchase

Each time a Certificate is purchased, a confirmation of that purchase will be mailed or e-mailed to the Certificate-holder setting forth the terms of purchase. The application will request the prospective Certificate-holder's consent to receive information through the Internet and will advise the Certificate-holder of his or her right to revoke consent at any time and receive information in paper format. If that consent is not given or is later revoked, then information will be delivered to the Certificate-holder in paper format via standard mail. The Offering Statement will be furnished to prospective Certificate-holders at least 48 hours prior to the delivery of the confirmation of purchase. It will be delivered with the confirmation of purchase, unless it has been delivered to that person at an earlier time. Sixty days before the maturity of a Certificate, the Company will furnish to the Certificate-holder an updated Offering Statement along with a notice that will allow the Certificate-holder to change his or her rollover election.

Interest And Interest Rates

Each Certificate will begin to accrue interest from the date it is originally issued and will bear interest at a fixed rate as set forth in the applicable pricing supplement. Interest on the Certificates will be paid at maturity and will be computed on the basis of a 360-day year of twelve 30-day months. If any day on which a payment is due with respect to a Certificate is not a business day, then the Certificate-holder will not be entitled to payment of the amount due until the following business day and no additional interest will be due as a result of such delay.

Interest rates offered on newly issued Certificates will be subject to change from time to time according to market conditions. The interest rate on a Certificate will not change once a Certificate has been issued. The interest rates of the Certificates will always be at least 200 basis points higher than the average rate of certificates of deposit of comparable maturities available at the three largest banks by total asset size in New York. The Certificates are not FDIC-insured. See "Risk Factors." Interest rates on the Certificates may differ depending upon, among other things, their maturity and the interest rates in effect at the time an investor elects to purchase a Certificate. Current information on interest rates and maturities is available on the Company's website at www.banxcorpdirect.com or by calling toll-free 800-765-3000.

In addition to the interest rates payable as described above, the Company may pay additional interest, premiums, referral fees, or other benefits ("Additional Interest") on the Certificates, in the amounts, in the form, on the terms and at the times as it may determine from time to time. The Company may modify or discontinue Additional Interest payments at any time. For example, the Company may limit Additional Interest payments to Certificates of selected maturities or selected principal amounts, to only new investors, or to only current investors who are increasing or renewing their investments in the Certificates. The Company may limit Additional Interest to only current or new investors residing in one or more states or localities where the Company is authorized to sell the Certificates. Also, the Company may limit Additional Interest to Certificates at or above a specified principal amount.

Payment Or Rollover At Maturity

Applications to purchase Certificates will ask each applicant to specify whether, when the Certificate matures, the applicant wishes the Company to pay the principal amount of the Certificate together with accrued interest, or reinvest the principal amount of the Certificate together with accrued interest in a new Certificate (the "Rollover Option"). Sixty days before the maturity of a Certificate, the Company will furnish to the Certificate-holder an updated Offering Statement along with a notice that will allow the Certificate-holder to change his or her rollover election. If the Certificate-holder chooses the Rollover Option, the new Certificate received will mature in the same number of years as the original Certificate, if Certificates of that term are offered by the Company at the time the Rollover Option is exercised. If Certificates with that term are not offered by the Company at the time of rollover, the Certificate-holder will receive a Certificate with a shorter term. If more than one shorter-term Certificate is then offered, the Certificate-holder will receive the shorter-term Certificate whose term is closest to the term of the Certificate-holder's original Certificate. If neither a Certificate of the same term as the Certificate-holder's original Certificate or a Certificate with a shorter term is then offered by the Company, the Certificate-holder will receive a Certificate with a longer term. If more than one longer-term Certificate is then offered, the Certificate-holder will receive the longer-term Certificate whose term is closest to the term of the Certificate-holder's original Certificate. In each case, the interest rate for the new Certificate will be the rate offered by the Company for such Certificates at the time the rollover occurs. Every Certificate rollover will be considered a new Certificate issuance and will count toward the $5,000,000 limit exempted under Regulation A.

The Certificate-holder may, within 7 days of the maturity of the original Certificate, cancel the purchase of the new Certificate acquired under the Rollover Option and elect to receive repayment of the principal amount and any accrued interest of the original Certificate as of the maturity of the Certificate-holder's original Certificate. If Certificates are not offered by the Company at the time the Rollover Option is to be exercised, the Certificate-holder will receive repayment of the principal amount of the original Certificate with accrued interest.

No Redemption

The Certificates will not be subject to redemption at the option of the Certificate-holder or the Company before maturity.

No Repayment Upon Death

There will be no right to redeem Certificates prior to maturity in the event of the death of the holder. Certificates will become property of the holder's estate in the event of the death of the holder.

Subordination

The Certificates will be offered on an ongoing and continuous basis by the Company, with no minimum amount required to be sold, and will be subordinate to all Senior Debt of the Company. As of the date of this Offering Statement, the Company has obtained a working capital term loan of $50,000 from The Bank of New York, a working capital term loan of $50,000 from JP Morgan Chase and lines of credit in the aggregate amount of $155,000 from JP Morgan Chase, The Bank of New York, Citibank and Textron Financial ("bank loans"). The bank loans constitute Senior Debt of the Company, and in the event of the Company's liquidation or dissolution, such indebtedness will be repaid prior to the repayment of principal and payment of interest on the Certificates. As of March 31, 2002, the Company had Senior Debt outstanding in the amount of $123.242. There is no limitation on the amount of Senior Debt the Company may incur. Any indebtedness of the Company, other than the Senior Debt, will have rights upon liquidation or dissolution of the Company, which ranks pari passu (that is, equally) in right of payment to the Certificates offered hereby. The Certificates will have no sinking fund and are not subject to any trust indenture.

Certain Federal Income Tax Considerations

The discussion set forth below is a summary of certain of the U.S. federal income tax considerations that may be relevant to a prospective U.S. Holder (as defined below) who acquires Certificates on original issuance and who holds the Certificates as capital assets. This discussion is for general information only and does not purport to address all of the U.S. federal income tax consequences that may be applicable to a U.S. Holder, whose tax treatment may vary depending on such holder's particular situation. As used herein, the term "U.S. Holder" means a beneficial owner of a Certificate who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) a trust or estate the income of which is subject to U.S. federal income taxation regardless of its source.

A U.S. Holder of a Certificate will be required to report as income for U.S. federal income tax purposes interest earned on a Certificate in accordance with the U.S. Holder's method of tax accounting. Upon the sale, exchange or redemption of a Certificate, the U.S. Holder of such Certificate generally will recognize taxable gain or loss equal to the difference between (i) the amount realized (other than the portion of such amount, if any, attributable to accrued and unpaid interest not previously included in income, which amount will be treated as interest received), and (ii) the U.S. Holder's adjusted tax basis in the Certificate. Provided that the Certificate has been held for more than one year, any gain or loss recognized by the U.S. Holder generally will be a long-term capital gain or loss and, in the case of certain non-corporate U.S. Holders (including individuals), will generally be subject to U.S. federal income tax at preferential rates.

A U.S. Holder of Certificates may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to payments received with respect to the Certificates if the required information is not provided. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain holders, including, among others, corporations, are not subject to backup withholding.

Each U.S. Holder should consult his or her own tax advisor with respect to the tax consequences of holding and disposing of Certificates.

GLOSSARY

Book-entry: A method of recording and transferring ownership of securities electronically, eliminating the need for physical certificates.

Certificate of deposit: Short- or medium-term, interest-bearing debt instrument offered by banks and savings and loans that are generally insured by the FDIC.

Equal Credit Opportunity Act: United States law that ensures all consumers are given an equal chance to obtain credit.

Escrow account: Account established with a non-related third party for the custody or deposit of funds to be delivered upon fulfillment of certain terms and conditions, as provided under a written agreement.

Fair Credit Reporting Act: United States law designed to promote accuracy and to ensure the privacy of information used in consumer credit reports.

Fixed-rate investment: Short- or medium term debt instrument yielding a fixed interest rate over the course of its term; does not imply FDIC or any other insurance.

Non-convertible debt: General debt obligation of a corporation which cannot be exchanged for common shares of the issuing corporation.

Rollover option: Option allowing the certificate-holder to renew the term of the certificate upon maturity at the then-prevailing interest rate for that maturity.

Securitization: Process whereby assets, such as installment loans, mortgages or credit card receivables, are pooled and pass-through security interests in the pool are sold, typically to institutional investors.

Senior debt: Debt that, in the event of bankruptcy, must be repaid before subordinated debtholders receive any payment.

Sinking fund: Fund into which a company methodically sets aside funds over time in order to retire its debt in the future.

Subordinated debt: Debt over which senior debt takes priority. In the event of bankruptcy, subordinated debtholders receive payment only after senior debt claims are paid in full.

Trust indenture: A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders.

Truth-in-Lending Act: United States law that requires lenders to disclose the terms and costs of all loan plans, including the annual percentage rate, points and fees; the total of the principal amount being financed; payment due date and terms, including any balloon payment where applicable and late payment fees; features of variable-rate loans, including the highest rate the lender would charge, how it is calculated and the resulting monthly payment; total finance charges; whether the loan is assumable; application fee; annual or one-time service fees; pre-payment penalties; and, where applicable, confirm for you the address of the property securing the loan.

Unsecured debt: Debt that does not identify specific assets that can be taken over by the debtholder in case of default.

Usury: Act of charging an illegally high rate of interest on a loan.

PART F/S -- FINANCIAL STATEMENTS

The Company's unaudited financial statements for the three months ending March 31, 2002 and audited financial statements for the three years ending December 31, 2001 are included in this Offering Statement as pages F-1 to F-14 and F-15 to F-28, respectively.

BANXCORP

FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)

CONTENTS

(PAGE DELIBERATELY LEFT BLANK)

BANXCORP

BALANCE SHEET

MARCH 31, 2002
(UNAUDITED)

ASSETS

Currents assets:		
Cash and cash equivalents		$ 7,174
Accounts receivable		117,291
Total current assets		124,465
Property and equipment:		
Computer equipment	$ 46,510	
Office furniture and equipment	10,914	
	57,424	
Less: accumulated depreciation	56,799	
Net property and equipment		625
Other assets:		
Computer software development costs, net of accumulated amortization of $874,327	752,665	
Security deposits	8,300	
Total other assets		760,965
Total assets		$ 886,055

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Lines of credit		$ 35,000
Notes payable - current portion		18,834
Accounts payable and accrued expenses		2,624
Payroll taxes payable		21,150
Deferred income taxes payable		8,700
Deferred revenue		107,896
Total current liabilities		194,204
Long-term liability:		
Notes payable - long-term portion		69,408
Total liabilities		263,612
Stockholder's equity:		
Common stock, no par value; 1,500 shares authorized; 100 shares issued and outstanding	$ 78,287	
Additional paid in capital	617,213	
Retained deficit	(73,057)	
Total stockholder's equity		622,443
Total liabilities and stockholder's equity		$ 886,055

See notes to financial statements.

BANXCORP

STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2002

(UNAUDITED)

Revenue		$ 205,151
Operating expenses:		
Compensation and employee benefits	$ 57,226	
Amortization of software development costs	102,265	
Communications and occupancy	14,746	
Computer expenses	4,414	
Other operating expenses	27,359	
Total operating expenses		206,010
Loss from operations		(859)
Other income (expenses):		
Interest income	20	
Interest expense	(1,499)	
Total other income (expense)		(1,479)
Loss before income taxes		(2,338)
Income taxes (benefit):		
Deferred	(4,925)	
Current	325	
Total income taxes (benefit)		(4,600)
Net income		$ 2,262
Earnings per common share:		
Net income (loss) per share		$ 22.62

See notes to financial statements.

BANXCORP

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)

	Common stock		Additional	Retained	Total
	Shares	Amount	paid-in capital	earnings (deficit)	stockholder's equity
Balances, January 1, 2002	100	$ 78,287	$ 617,213	$ (75,319)	$ 620,181
Net income	-	-	-	2,262	2,262
Balances, March 31, 2002	100	$ 78,287	$ 617,213	$ (73,057)	$ 622,443

See notes to financial statements.

BANXCORP

STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)

Cash flows from operating activities:		
Net income		$ 2,262
Adjustment to reconcile net income to net cash provided by operating activities		
Amortization		102,265
(Increase) decrease in operating assets:		
Accounts receivable		25,619
Security deposits		6,720
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(13,629)
Deferred revenue		(11,964)
Payroll taxes payable		(18,132)
Deferred income taxes payable		(4,925)
Net cash provided by operating activities		88,216
Cash flows from investing activities:		
Acquisition of property and equipment	($ 625)	
Capitalized computer software development costs	(118,358)	
Net cash used in investing activities		(118,983)
Cash flow from financing activities:		
Principal payments on notes payable	(4,230)	
Principal payments on lines of credit	(17,090)	
Net cash used in financing activities		(21,320)
Net decrease in cash and cash equivalents		(52,087)
Cash and cash equivalents, beginning of period		59,261
Cash and cash equivalents, end of period		$ 7,174

Supplemental disclosure of cash flow information:	
Interest paid	$ 1,499
Income taxes paid	325

See notes to financial statements.

BANXCORP

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(1) Description of business:

BanxCorp (the "Company") was incorporated in the State of New York and began business in August 1984. In October 1990, The Company was redomesticated in Delaware. The Company's BanxQuote service is used as a source for daily and real time quotes on deposits and loans from financial institutions in all fifty states, with state-by-state, regional and national composite benchmarks. The Company's BanxQuote service is available on its own internet website, as well as through a syndicate of co-branded websites in partnership with various media and financial organizations. The Company also licenses its data and proprietary financial applications to third parties.

(2) Summary of significant accounting policies:

(A) Method of accounting:

The Corporation prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and when the amount and timing of the revenue can be reasonably estimated. Expenses are recognized when they occur.

(B) Accounts receivable:

Accounts are charged to bad debt expense, as they are deemed uncollectible based upon a periodic review of the accounts. At March 31, 2002, no allowance for uncollectible accounts was considered necessary.

(C) Property and equipment:

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Expenditures for maintenance and repairs are charged to operations in the period incurred.

For federal tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system.

(D) Revenue recognition:

The Company derives all of its revenue from its BanxQuote services, representing the Company's sole reportable business segment. These services are invoiced on a quarterly basis prior to the beginning of the quarter and recorded as deferred revenue. The deferred revenue is amortized on a straight-line basis and recognized as income monthly after services have been rendered. In accordance with revenue recognition pronouncements, specifically Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101") issued in December 1999, and in accordance with the Company's historical accounting policies and reporting practices, the Company records all related obligations associated with the related net revenue at its point of recognition.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(2) Summary of significant accounting policies - cont'd:

(E) Income taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The temporary differences relate primarily to the future effects of net operating loss carryforwards and deferred revenue.

(F) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(G) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(3) Computer software costs:

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on cost recognition principles. Certain costs are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative expenses, overhead, maintenance and training, are expensed as incurred. Costs included as a long-lived once the capitalization period has begun are the following: external direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employee who are directly associated with and devote time to the internal use software project, and interest costs capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(3) Computer software costs – cont'd:

Capitalized costs and accumulated amortization as of March 31, 2002 are as follows:

	2002
Computer software development costs	$ 1,626,992
Less: accumulated amortization	874,327
	$ 752,665

Amortization expense charged to operations for the three months ended March 31, 2002 was $102,265.

(4) Lines of credit:

The following schedule represents the outstanding balances and terms on the lines of credit, as they existed at March 31, 2002:

The Company has a line of credit agreement with a financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus 1.5%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on May 30, 2002, at which point the financial institution will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was.	$ -0-
The Company has a line of credit agreement with another financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on October 9, 2002, at which point the financial institution will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was.	-0-

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(4) Lines of credit – cont'd:

The Company has a line of credit agreement with another finance company that provides for maximum borrowings up to $30,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are unsecured. The line of credit expires in May 2002, at which point the finance company will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was.	-0-
The Company has a line of credit agreement with a financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus 1.0%. Borrowings on this facility are secured by the Company's assets and personal guarantee from the shareholder. The line of credit expires on February 3, 2003, at which point the financial institution will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was.	35,000
Total outstanding balances on lines of credit	$ 35,000

(5) Notes payable:

The following schedule represents the outstanding balances and terms on the notes payable, as they existed at March 31, 2002:

Note payable to a financial institution due June 19, 2004, in monthly installments of $1,566 for thirty six months including interest at 7.950% per annum, secured by the Company's assets and personal guarantee from the shareholder.	$ 38,242

BANXCORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(5) Notes payable – cont'd:

Note payable to another financial institution due December 21, 2007, in monthly installments of interest only at 2.75% per annum for the first twelve months, then fixed principal payments of $833 per month plus interest at prime for sixty months, secured by the Company's assets and personal guarantee from the shareholder.	50,000
Total debt	88,242
Less: current portion	18,834
Long-term portion	$ 69,408

The amount of notes payable in each of the following five years is:

Year	Amount
2003	$ 18,834
2004	27,684
2005	21,724
2006	10,000
2007 and thereafter	10,000
Total	$ 88,242

(6) Income Taxes:

The Company has not provided a provision for Federal or New York State income taxes because it experienced a net operating tax loss in the current period. The Company has total net operating loss carryforwards of approximately $77,500, which will expire through 2022. The Company's current tax provision of $325 for the three months ended March 31, 2002, represents the New York State Franchise minimum tax.

The Company has a net deferred tax liability of $ 8,700 as of March 31, 2002. The net liability is comprised of a deferred tax asset of $12,500, relating to the net operating loss carryforwards and a deferred tax liability of $21,200, which is generated from deferred revenue.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(7) Risks – cont'd:

(A) Industry risk:

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key management personnel, successful development and marketing of its products and services, and the continued acceptance of the Internet as a medium for electronic commerce. Further, during the period required to develop viable services and sources of revenue, the company may require additional funds that may not be readily available.

(B) Concentration of credit risk:

The Company performs services to, and extends credit to, customers in the United States. Although the Company is directly affected by the well being of these entities, management does not believe a significant credit risk exists.

(8) Commitments and contingencies:

The Company leases office space and computer equipment under long term operating lease agreements that expire through November 2004.

The Company leases its office space in Scarsdale, New York under a lease that expires in November 2004. The lease is for three years and requires 36 monthly payments of $1,823.

The Company has various equipment leases for computers with a financing company. The leases are for three years and expire at various times through January 2004.

The following is a schedule of future minimum rental payments required under operating leases as of March 31, 2002.

Years ending March 31,	
2003	$ 43,099
2004	24,610
2005	12,761
	$ 80,470

Rental expense charged to operations for the three months ended March 31, 2002, was approximately $13,500.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(9) Simple IRA plan:

The Company sponsors an employee pension plan covering substantially all of its employees. The plan permits the employer to match employee contributions up to 3% of their salary. Contributions of $4,058 were made for the three months ended 2002.

BANXCORP

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BanxCorp
Scarsdale, New York

We have audited the balance sheet of BanxCorp as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BanxCorp as of December 31, 2000 and 1999, and for the years ended December 31, 2000 and 1999, were audited by other auditors, whose report, dated July 31, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BanxCorp December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 1, 2002

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MARTIN ZUKOFF, P.A.
CERTIFIED PUBLIC ACCOUNTANT
2523 Bona Road
Wilmington, DE 19810

(302) 478-4734 Fax (302) 478-5807

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of BanxCorp:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of BanxCorp at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Martin Zukoff, P.A.

Wilmington, Delaware
July 31, 2001

BANXCORP

BALANCE SHEETS

DECEMBER 31, 2001, 2000, AND 1999

ASSETS	2001	2000	1999
Currents assets:			
Cash and cash equivalents	$ 59,261	$ 112,100	$ 22,589
Accounts receivable	142,910	240,139	198,491
Prepaid expenses	-	6,000	34,999
Total current assets	202,171	358,239	256,079
Property and equipment:			
Computer equipment	46,510	46,510	46,510
Office furniture and equipment	10,289	10,289	6,700
	56,799	56,799	53,210
Less: accumulated depreciation	56,799	56,799	53,210
Net property and equipment	-	-	-
Other assets:			
Computer software development costs, net of accumulated amortization of $772,062, $387,945, and $142,238, respectively	736,572	593,246	336,848
Security deposits	15,020	15,837	15,725
Total other assets	751,592	609,083	352,573
Total assets	$ 953,763	$ 967,322	$ 608,652

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000	1999
Current liabilities:			
Lines of credit	$ 52,090	$ -	$ -
Notes payable - current portion	16,014	-	-
Accounts payable and accrued expenses	16,253	2,900	12,292
Payroll taxes payable	39,282	28,229	26,442
Deferred income taxes payable	13,625	-	-
Deferred revenue	119,860	240,693	234,493
Total current liabilities	257,124	271,822	273,227
Long-term liability:			
Notes payable – long-term portion	76,458	-	-
Total liabilities	333,582	271,822	273,227
Stockholder's equity:			
Common stock, no par value; 1,500 shares authorized; 100 shares issued and outstanding	78,287	78,287	78,287
Additional paid in capital	617,213	-	-
Retained earnings (deficit)	(75,319)	617,213	257,138
Total stockholder's equity	620,181	695,500	335,425
Total liabilities and stockholder's equity	$ 953,763	$ 967,322	$ 608,652

See independent auditors' report and notes to financial statements.

BANXCORP

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Revenue	$ 1,025,937	$ 1,422,372	$ 1,090,403
Operating expenses:			
Compensation and employee benefits	423,204	500,099	361,865
Amortization of software development costs	384,117	244,307	111,959
Communications and occupancy	131,395	134,254	94,464
Computer expenses	44,529	45,313	33,748
Other operating expenses	90,532	111,085	116,486
Total operating expenses	1,073,777	1,035,058	718,522
Income (loss) from operations	(47,840)	387,314	371,881
Other income (expenses):			
Interest income	1,168	2,541	251
Interest expense	(3,095)	-	-
Total other income (expense)	(1,927)	2,541	251
Income (loss) before income taxes	(49,767)	389,855	372,132
Income taxes:			
Deferred	13,625	-	-
Current	11,927	14,840	50,808
Total income taxes	25,552	14,840	50,808
Net income (loss)	($ 75,319)	$ 375,015	$ 321,324
Earnings per common share:			
Net income (loss) per share	($ 753.19)	$ 3,750.15	$ 3,213.24

See independent auditors' report and notes to financial statements.

BANXCORP

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	Common stock				
	Shares	Amount	Additional paid-in capital	Retained earnings (deficit)	Total stockholder's equity
Balances, January 1, 1999	100	$ 78,287	$ -	$ 87,851	$ 166,138
Net income	-	-	-	321,324	321,324
Stockholders distributions	-	-	-	(151,977)	(151,977)
Balances, December 31, 1999	100	78,287	-	257,198	335,485
Net income	-	-	-	375,015	375,015
Stockholders distributions	-	-	-	(15,000)	(15,000)
Balances, December 31, 2000	100	78,287	-	617,213	695,500
Transfer of balance of undistributed earnings to additional paid-in capital upon termination of Subchapter S election	-	-	617,213	(617,213)	-
Net loss	-	-	-	(75,319)	(75,319)
Balances, December 31, 2001	100	$ 78,287	$ 617,213	$ (75,319)	$ 620,181

See independent auditors' report and notes to financial statements

BANXCORP

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	($ 75,319)	$ 375,015	$ 321,324
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Amortization	384,117	244,307	111,959
Depreciation	-	4,989	2,285
(Increase) decrease in operating assets:			
Accounts receivable	97,229	(41,648)	(80,529)
Prepaid expenses	6,000	29,000	(35,000)
Security deposits	817	(112)	(15,140)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	13,353	(9,332)	(14,667)
Deferred revenue	(120,833)	6,200	201,493
Payroll taxes payable	11,053	1,786	15,555
Deferred income taxes payable	13,625	-	-
Net cash provided by operating activities	330,042	610,205	507,280
Cash flows from investing activities:			
Acquisition of property and equipment	-	(3,589)	(1,037)
Capitalized computer software development costs	(527,443)	(502,105)	(289,631)
Net cash used in investing activities	(527,443)	(505,694)	(290,668)
Cash flow from financing activities:			
Distributions to stockholder	-	(15,000)	(151,977)
Proceeds from notes payable	100,000	-	-
Principal payments on notes payable	(7,528)	-	-
Proceeds from lines of credit	303,324	-	-
Principal payments on lines of credit	(251,234)	-	(50,000)
Net cash provided by (used in) financing activities	144,562	(15,000)	(201,977)
Net increase in cash and cash equivalents	(52,839)	89,511	14,635
Cash and cash equivalents, beginning of year	112,100	22,589	7,954
Cash and cash equivalents, end of year	$ 59,261	$ 112,100	$ 22,589
Supplemental disclosure of cash flow information:			
Interest paid			$ 3,095
Income taxes paid			11,927

Schedule of Non-cash Investing and Financing Transactions:
Effective January 1, 2001, the Company transferred its undistributed earnings to additional paid-in capital due to the revocation of its Subchapter S election. See Note 2(D) to the financial statements for more information.

See independent auditors' report and notes to financial statements.

BANXCORP

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(1) **Description of business:**

BanxCorp (the "Company") was incorporated in the State of New York and began business in August 1984. In October 1990, The Company was redomesticated in Delaware. The Company's BanxQuote service is used as a source for daily and real time quotes on deposits and loans from financial institutions in all fifty states, with state-by-state, regional and national composite benchmarks. The Company's BanxQuote service is available on its own internet website, as well as through a syndicate of co-branded websites in partnership with various media and financial organizations. The Company also licenses its data and proprietary financial applications to third parties.

(2) **Summary of significant accounting policies:**

(A) **Method of accounting:**

The Corporation prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and when the amount and timing of the revenue can be reasonably estimated. Expenses are recognized when they occur.

(B) **Accounts receivable:**

Accounts are charged to bad debt expense, as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2001, no allowance for uncollectible accounts was considered necessary.

(C) **Property and equipment:**

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Expenditures for maintenance and repairs are charged to operations in the period incurred.

For federal tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system.

(D) **Revenue recognition:**

The Company derives all of its revenue from its BanxQuote services, representing the Company's sole reportable business segment. These services are invoiced on a quarterly basis prior to the beginning of the quarter and recorded as deferred revenue. The deferred revenue is amortized on a straight-line basis and recognized as income monthly after services have been rendered. In accordance with newly developed revenue recognition pronouncements, specifically Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101") issued in December 1999, and in accordance with the Company's historical accounting policies and reporting practices, the Company records all related obligations associated with the related net revenue at its point of recognition. The Company adopted SAB 101 during the current year ended December 31, 2001; such adoption did not materially impact the financial position or results of operations.

BANXCORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(2) **Summary of significant accounting policies - cont'd:**

(E) **Income taxes**

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The temporary differences relate primarily to the future benefits of net operating loss carryforwards and deferred revenue.

Effective January 1, 2001, the Company revoked its Subchapter S election and converted to a Subchapter C corporation. In accordance with SAB Topic 4.B, the Company transferred its undistributed earnings to additional paid-in capital as of January 1, 2001, the date its Subchapter S election terminated. No retroactive adjustments to deferred taxes were required due to the change in tax status. Prior to the revocation of the Subchapter S election the Company stockholder reported the net taxable income or loss of the Company in their personal tax return. Therefore, no provisions for Federal Corporation or New York State Franchise taxes, except for the New York State Franchise tax on S corporations and city general corporation tax, when applicable.

(F) **Use of estimates:**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(G) **Cash and cash equivalents:**

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(3) **Computer software costs:**

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on cost recognition principles.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(3) Computer software costs – cont'd:

Certain costs are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative expenses, overhead, maintenance and training, are expensed as incurred. Costs included as a long-lived once the capitalization period has begun are the following: external direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employee who are directly associated with and devote time to the internal use software project, and interest costs capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost.

Capitalized costs and accumulated amortization as of December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Computer software development costs	$ 1,508,634	$ 981,191	$ 479,086
Less: accumulated amortization	772,062	387,945	142,238
	$ 736,572	$ 593,246	$ 336,848

Amortization expense charged to operations for the years ended December 31, 2001, 2000, and 1999 were $384,117, $244,307, and $111,959, respectively.

(4) Lines of credit:

The following schedule represents the outstanding balances and terms on the lines of credit, as they existed at December 31, 2001:

The Company has a line of credit agreement with a financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus 1.5%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on May 30, 2002, at which point the financial institution will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.	$ 23,500
The Company has a line of credit agreement with another financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on October 9, 2002, at which point the financial institution will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.	28,590

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(4) Lines of credit – cont'd:

The Company has a line of credit agreement with another finance company that provides for maximum borrowings up to $30,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are unsecured. The line of credit expires in May 2002, at which point the finance company will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.	-0-
Total outstanding balances on lines of credit	$ 52,090

(5) Notes payable:

The following schedule represents the outstanding balances and terms on the notes payable, as they existed at December 31, 2001:

Note payable to a financial institution due June 19, 2004, in monthly installments of $1,566 for thirty six months including interest at 7.950% per annum, secured by the Company's assets and personal guarantee from the shareholder.	$ 42,472
Note payable to another financial institution due December 21, 2007, in monthly installments of interest only at 2.75% per annum for the first twelve months, then fixed principal payments of $833 per month plus interest at prime for sixty months, secured by the Company's assets and personal guarantee from the shareholder.	50,000
Total debt	92,472
Less: current portion	16,014
Long-term portion	$ 76,458

The amount of notes payable in each of the following five years is:

Year	Amount
2002	$ 16,014
2003	27,335
2004	19,123
2005	10,000
2006 and thereafter	20,000
Total	$ 92,472

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(6) Income Taxes:

The Company has not provided a provision for Federal or New York State income taxes because it experienced a net operating tax loss in the current period. This tax net operating loss carryforward of approximately $75,000 will expire in 2021. The Company is liable for New York City ("City") alternative minimum tax. The Company's current tax provision is $11,927 for the year ended December 31, 2001. The Company relocated out of the City in the third quarter of 2001 and will not be liable for City taxes in the future.

The Company's has a net deferred tax liability of $ 13,625 as of December 31, 2001. The net liability is comprised of deferred tax assets of $12,000 relating to the net operating loss carryforward and a deferred tax liability of $25,625 generated from deferred revenue.

(7) Risks:

(A) Industry risk:

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key management personnel, successful development and marketing of its products and services, and the continued acceptance of the Internet as a medium for electronic commerce. Further, during the period required to develop viable services and sources of revenue, the company may require additional funds that may not be readily available.

(B) **Concentration of credit risk:**

The Company performs services to, and extends credit to, customers in the United States. Although the Company is directly affected by the well being of these entities, management does not believe a significant credit risk exists.

(8) **Commitments and contingencies:**

The Company leases office space and computer equipment under long term operating lease agreements that expire through November 2004.

The Company leases its office space in Scarsdale, New York under a lease that expires in November 2004. The lease is for three years and requires 36 monthly payments of $1,823.

The Company also still has one payment of $6,250 remaining on its former office location in New York City, New York. The lease expires January 2002 and the office was closed in October 2001. The final rent payment was applied against its security deposit in January 2002 and the balance of security deposit was refunded.

BANXCORP

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(8) **Commitments and contingencies – cont'd:**

The Company has various equipment leases for computers with a financing company. The leases are for three years and expire at various times through January 2004.

The following is a schedule of future minimum rental payments required under operating leases as of December 31, 2001.

Years ending December 31,	
2002	$ 55,066
2003	27,710
2004	18,441
	$ 101,217

Rental expense charged to operations for the year ended December 31, 2001, was approximately $89,000.

(9) **Simple IRA plan:**

The Company sponsors an employee pension plan covering substantially all of its employees. The plan permits the employer to match employee contributions up to 3% of their salary. Contributions of $15,708 were made in 2001.

(10) **Relocation:**

During the fiscal year, the operation of BanxCorp relocated to Scarsdale, New York from New York City. The New York City office effectively closed operations on October 1, 2001. The cost of the relocation was approximately $10,000.

(11) **Prior auditor:**

The financial statements of the Company as of December 31, 2000 and 1999, and for the years ended December 31, 2000 and 1999, were audited by other auditors, whose report, dated July 31, 2001 was in compliance with applicable licensing requirements of the State of Delaware, where the Company is incorporated, but not with the State of New York's licensing requirements were the Company is currently located.

(12) **Financial statement presentation:**

Certain amounts in the 2000 and 1999 financial statements have been reclassified to the 2001 presentation.

PART III

EXHIBITS

Index to Exhibits

BANXCORP TERM ACCOUNT APPLICATION

For Fixed-Rate Investment Certificates

1. REGISTRATION (Check one)

☐ Primary Owner

Primary Owner's Last Name ______ Primary Owner's First Name ______ Middle Initial ______

Social Security Number ______ Date of Birth (18 or older) ______ Mother's Maiden Name ______

Driver's License Number ______ State ______

☐ Joint Owner

Joint Owner's Last Name ______ Joint Owner's First Name ______ Middle Initial ______

Social Security Number ______ Date of Birth (18 or older) ______ Mother's Maiden Name ______

Driver's License Number ______ State ______

☐ Gift Transfer to Minor

Custodian's Last Name ______ Custodian's First Name ______ Middle Initial ______

Social Security Number (Custodian) ______

Minor's Last Name ______ Minor's First Name ______ Middle Initial ______

Social Security Number (Minor) ______ Minor's Date of Birth ______ Minor's State of Residence ______

☐ Corporation
☐ Partnership
☐ Association
☐ Trust

Corporation, Partnership or Association Name ______ Taxpayer Identification Number ______

Trust Title (attach first and last page of trust) ______ Taxpayer Identification Number ______

Trustee(s) Name(s) ______

2. ADDRESS

Street ______

(_____) ______
Area Code Daytime Phone Number

City ______ State ______ Zip Code ______

(_____) ______
Area Code Evening Phone Number

Country ______

E-Mail Address ______

Password (8 alphanumeric characters) ______

E-16

BANXCORP TERM ACCOUNT APPLICATION

For Fixed-Rate Investment Certificates

3. ACCOUNT OPTIONS

Amount (no minimum)	Term (in months)	Maturity Option
________	________	________

Please select a payment method:

☐ **Check.** Please make checks payable to BanxCorp.

☐ **ACH Electronic Check.** I authorize BanxCorp to withdraw amount indicated above from my bank account (see Section 4).

4. DESIGNATED BANK ACCOUNT

For security purposes, the name(s) and address(es) of the bank account holder(s) must be the same as the name(s) and address(es) indicated in Sections 1 and 2:

Name(s) of Account Holder(s)	Account Number
Bank Routing Number (9-Digit Number)	Address
Bank Name	City/State/Zip

5. CONFIRMATION

By signing this application form, under penalty of perjury, I certify that I have received, read, and agree to be bound by the terms of the BanxCorp Offering Statement Form 1-A dated _______ and the most recent pricing supplement and that I have the authority and legal capacity to purchase Certificates pursuant to this application.

Unless the box below is checked, I am not subject to backup withholding because I have not been notified by the IRS that I am subject to such withholding, or the IRS has notified me that I am no longer subject to backup withholding.

☐ I have been notified of and am subject to IRS backup withholding.

Unless the box below is checked, I consent to receive information regarding my Account via e-mail. I understand that I may revoke this consent at any time and receive information in paper format.

☐ I want to receive information regarding my Account in paper format only.

The Social Security or Tax Identification Numbers provided on this application are correct.

Signature of Account Owner	Date	Signature of Joint Owner	Date

6. MAIL COMPLETED APPLICATION AND CHECK TO:

BanxCorp Direct, 6 Palmer Avenue, Suite 2, Scarsdale, NY 10583.

FRANK B. BALDWIN
COUNSELOR AT LAW
2200 LOCUST STREET
PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@aol.com

June 24, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **BanxCorp**

Ladies and Gentlemen:

I have acted as counsel to BanxCorp., a Delaware corporation (the "Issuer"), in connection with the offering of $5,000,000 of Investment Certificates pursuant to an Offering Statement filed on November 2, 2001 with the Securities and Exchange Commission under Regulation A, as amended by a filing dated February 8, 2002, and as further amended by filings dated April 8, 2002, May 1, 2002, May 13, 2002, June 6, 2002, and June 24, 2002.

This letter serves to satisfy the opinion of counsel requirement in connection with that registration.

In my opinion, the securities being registered will, when sold, be legally issued, fully paid and non-assessable, and will be legally binding obligations of the Issuer.

Very truly yours,

Frank B Baldwin

Frank B. Baldwin

E-135

BANX CORP

Tuesday, June 25, 2002

Features & Benefits

- **High Yields**
  BanxCorp Term Accounts have competitive interest rates that are generally higher than rates available on bank CDs of similar maturity.

- **No Minimum**
  Get started with no minimum investment. Invest $50,000 or more and earn special bonus rates.

- **No Fees**
  You never pay fees on a BanxCorp Term Account.

- **Steadier Returns**
  BanxCorp Term Accounts have a fixed rate of return that may stabilize the overall returns of your investment portfolio. Lock in high rates for accounts with terms of 3 months or more.

- **Easy Enrollment**
  Apply online or mail your application to us after reading the Offering Statement. You can have funds electronically transferred from your bank account to open a BanxCorp Term Account.

E-137

BANX CORP

Tuesday, June 25, 2002

Rates and terms which would be in effect if the offering of Investment Certificates were qualified by the Securities and Exchange Commission. Under no circumstances shall this information constitute an offer to sell, nor shall there be any sale of the securities in the U.S. until qualified by the S.E.C. or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

BanxCorp Term Account

For Fixed-Rate Investment Certificates

Term	PRINCIPAL AMOUNT $0 - $50,000		PRINCIPAL AMOUNT $50,000 +	
	Rate	APY*	Rate	APY*
1 Year	4.96%	5.07%	5.13%	5.25%
2 Years	5.37%	5.50%	5.60%	5.75%
3 Years	5.79%	5.95%	5.79%	5.95%
4 Years	6.22%	6.40%	6.22%	6.40%
5 Years	6.64%	6.85%	6.69%	6.90%

HOW TO OPEN AN ACCOUNT: An account may be opened by check or by ACH electronic check. Submit a completed application online or by mail to: BanxCorp, 6 Palmer Avenue, Suite 2, Scarsdale, NY 10583.

For more information, call 800-765-3000 or send an e-mail to info@banxcorpdirect.com.

An offer can only be made by the Offering Statement dated June 24, 2002, filed with the Securities and Exchange Commission, but not yet qualified by the Commission, in conjunction with this pricing supplement. See the "Risk Factors" section of the offering statement for a discussion of certain factors which should be considered in connection with an investment in the Certificates. The Certificates represent obligations of BanxCorp and are not insured or guaranteed by the FDIC or any governmental or private entity. Rates are subject to change at any time and are only available in certain market areas. Interest on the Floating-Rates Certificates will be computed on the basis of the actual number of days per year, accrues daily and compounds monthly on the first day of the following month. Fixed-Rate Certificates willl bear simple interest computed on the basis of the actual number of days per year, accrued daily and paid at maturity. *APY (Annual Percentage Yield) assumes all interest reinvested daily at the stated rate.

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BANX CORP

Wednesday, June 26, 2002

Frequently Asked Questions

- **What is a BanxCorp Term Account?**
  A BanxCorp Term Account is a book-entry account that represents Fixed-Rate Investment Investment Certificate issued by BancCorp. These Certificates earn a fixed rate of return during the term selected by the investor. Terms start at 3 months.

- **How much do I need to open a BanxCorp Term Account?**
  There is no minimum investment.

- **Are there any fees?**
  You never pay fees on a BanxCorp Term Account.

- **Can I withdraw funds from my BanxCorp Term Account?**
  No. Once invested, funds are not redeemable at the option of the account-holder or BanxCorp.

- **Is my investment safe?**
  The Fixed-Rate Certificates represented by the BanxCorp Term Account are obligations of BanxCorp. Please refer to the Offering Statement for a discussion of risks you may want to consider before investing.

- **What happens at maturity?**
  At maturity, you may elect to renew your investment or request funds to be transferred electronically to your bank account.

E-140

Contact Us

Main Office	**BanxCorp** **6 Palmer Avenue** **Suite 2** **Scarsdale, NY 10583** **USA**
Telephone	**(914) 722-1600** **(800) 765-3000**
Fax	**(914) 722-6630**
E-mail	**info@banxcorpdirect.com**

E-142

BANX CORP

Welcome | Features & Benefits | Rates & Terms | Offering Statement
How to Invest | Application | FAQs | Company Profile | Contact Us

Tuesday, June 25, 2002

Rates and terms which would be in effect if the offering of Investment Certificates were qualified by the Securities and Exchange Commission. Under no circumstances shall this information constitute an offer to sell, nor shall there be any sale of the securities in the U.S. until qualified by the S.E.C. or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

BanxCorp Term Account

For Fixed-Rate Investment Certificates

Term	PRINCIPAL AMOUNT $0 - $50,000		PRINCIPAL AMOUNT $50,000 +	
	Rate	APY*	Rate	APY*
1 Year	4.96%	5.07%	5.13%	5.25%
2 Years	5.37%	5.50%	5.60%	5.75%
3 Years	5.79%	5.95%	5.79%	5.95%
4 Years	6.22%	6.40%	6.22%	6.40%
5 Years	6.64%	6.85%	6.69%	6.90%

HOW TO OPEN AN ACCOUNT: An account may be opened by check or by ACH electronic check. Submit a completed application online or by mail to: BanxCorp, 6 Palmer Avenue, Suite 2, Scarsdale, NY 10583.

***For more information, call 800-765-3000 or send an e-mail to* info@banxcorpdirect.com.**

An offer can only be made by the Offering Statement dated June 24, 2002, filed with the Securities and Exchange Commission, but not yet qualified by the Commission, in *conjunction with this pricing supplement*. See the "Risk Factors" section of the offering statement for a discussion of certain factors which should be considered in connection with an investment in the Certificates. The Certificates represent obligations of BanxCorp and are not insured or guaranteed by the FDIC or any governmental or private entity. Rates are subject to change at any time and are only available in certain market areas. Interest on the Floating-Rates Certificates will be computed on the basis of the actual number of days per year, accrues daily and compounds monthly on the first day of the following month. Fixed-Rate Certificates willl bear simple interest computed on the basis of the actual number of days per year, accrued daily and paid at maturity. *APY (Annual Percentage Yield) assumes all interest reinvested daily at the stated rate.

E-149

<u>INDEPENDENT AUDITOR'S CONSENT</u>

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of BanxCorp, relating to the offering of $5,000,000 of Investment Certificates of our report dated February 1, 2002 on the financial statements of BanxCorp for the year ended 2001 contained in such Offering Statement.

Weintraub & Associates, LLP

WEINTRAUB & ASSOCIATES, LLP
White Plains, New York
June 20, 2002

E-151

INDEPENDENT AUDITOR'S CONSENT

I hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of BanxCorp, relating to the offering of $5,000,000 of Investment Certificates of our report dated July 31, 2001 on the financial statements of BanxCorp for the years 2000 and 1999 contained in such Offering Statement.

Martin Zukoff, CPA
Wilmington, Delaware
June 24, 2002

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SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scarsdale, **State of** New York, on June 24, 2002.

BANXCORP

By: Norbert Mehl
Norbert Mehl, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Norbert Mehl
Norbert Mehl, Chief Executive Officer, Director

Diana Mehl
Diana Mehl, Chief Financial Officer, Director